GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

[redacted]

02049875

Our Ref : GCSS-EL/1946/02/LTR

30 August 2002

SUPPL

Securities & Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
SEP 03 2002
WASH. D.C. 180 SECTION

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Notice dated 28 August 2002 with enclosure (Republic Hotels & Resorts Limited – Changes in Substantial Shareholders' Direct and Deemed Interests);

(ii) Announcement dated 28 August 2002 (Republic Hotels & Resorts Limited ("RHR") – Compulsory Acquisition of Shares of RHR and the Delisting of RHR from The Singapore Exchange Securities Trading Limited); and

(iii) Announcement dated 28 August 2002 with enclosures (Compulsory Acquisition of Shares in the capital of Republic Hotels & Resorts Limited).

Regards,

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 9/17

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

CITY DEVELOPMENTS LIMITED

Compulsory Acquisition of shares in the capital of Republic Hotels & Resorts Limited

28 August 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Compulsory Acquisition of shares in the capital of Republic Hotels & Resorts Limited ("RHR") by The Hongkong and Shanghai Banking Corporation Limited ("HSBC") for and on behalf of M&C Hotels Holdings Limited (the "Offeror") and the delisting of RHR from the Official List of the Singapore Exchange Securities Trading Limited ("SGX-ST")

We refer to the announcements issued by:

(a) HSBC for and on behalf of the Offeror on 28 August 2002 informing, inter alia, that the Offeror had on 28 August 2002 (i) exercised its right of compulsory acquisition pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "Act"), to acquire the shares of the shareholders of RHR who had not validly accepted the voluntary unconditional cash offer by the Offeror for RHR shares as at the close of the offer at 3.30 p.m. on 2 August 2002 (the "Dissenting Shareholders") at a consideration of S$1.30 in cash for each share; (ii) paid to RHR a sum representing the consideration payable for the shares that it is entitled to acquire from the Dissenting Shareholders, to be held by RHR in trust for the Dissenting Shareholders pursuant to Section 215(5) of the Act; and (iii) instructed RHR to despatch the remittances in the form of cheques for the appropriate amount of the consideration payable in respect of the shares compulsorily acquired from the Dissenting Shareholders to such Dissenting Shareholders; and

(b) RHR on 28 August 2002 informing its shareholders of (i) the announcement released by HSBC on 28 August 2002 and setting out the salient points of the said HSBC announcement; and (ii) the approval in-principle obtained from the SGX-ST on 26 August 2002 for the delisting of RHR from the Official List of SGX-ST after the completion of the compulsory acquisition by the Offeror of all the remaining shares held by the Dissenting Shareholders ("Compulsory Acquisition"). Accordingly, following the Compulsory Acquisition, RHR will be delisted with effect from 9.00 a.m. on Monday, 2 September 2002.

The aforesaid announcements are available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 28/08/2002 to the SGX

ANNOUNCEMENT

by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
(Incorporated in the Hong Kong SAR with limited liability)

for and on behalf of

M&C Hotels Holdings Limited
(previously known as Chamberfrost Limited)
(Incorporated in England and Wales)

a wholly-owned subsidiary of

MILLENNIUM & COPTHORNE HOTELS plc
(Incorporated in England and Wales)

COMPULSORY ACQUISITION OF SHARES IN THE CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED BY M&C HOTELS HOLDINGS LIMITED

On 12 July 2002 and 26 July 2002, The Hongkong and Shanghai Banking Corporation Limited ("HSBC") announced, for and on behalf of M&C Hotels Holdings Limited (the "Offeror"), that the Offeror intends to exercise its right of compulsory acquisition to acquire all the issued and fully-paid ordinary shares of S$1.00 each (the "Shares") in the capital of Republic Hotels & Resorts Limited ("RHR") held by shareholders of RHR who had not validly accepted the voluntary unconditional cash offer by the Offeror for RHR as at the close of the offer at 3.30 p.m. on 2 August 2002 (the "Dissenting Shareholders").

HSBC hereby announces, for and on behalf of the Offeror, that the Offeror has today exercised its right of compulsory acquisition pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "Act") to acquire the Shares of the Dissenting Shareholders at a consideration of S$1.30 in cash for each Share. The Offeror has today paid to RHR a sum representing the consideration payable for the Shares that it is entitled to acquire from the Dissenting Shareholders, to be held by RHR in trust for the Dissenting Shareholders pursuant to Section 215(5) of Act. Accordingly, RHR has arranged for the 10,373,904 Shares which were formerly held by the Dissenting Shareholders to be registered in the name of the Offeror or credited into the securities account of the Offeror, as the case may be.

The Offeror has today requested RHR to instruct M & C Services Private Limited (the "Share Registrar") to despatch, as soon as practicable after the transfer of the 10,373,904 Shares to the Offeror, and in any event within three (3) market days of such transfer, the remittances in the form of cheques for the appropriate amount of the consideration payable in respect of the Shares compulsorily acquired from the Dissenting Shareholders to such Dissenting Shareholders by ordinary post at their

own risk to the addresses appearing in the records of The Central Depository (Pte) Limited and/or the Share Registrar, as the case may be.

The directors of the Offeror and Millennium & Copthorne Hotels plc (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Issued by
The Hongkong and Shanghai Banking Corporation Limited

For and on behalf of
M&C Hotels Holdings Limited

28 August 2002

MASNET No. 66 OF 28.08.2002
Announcement No. 66

REPUBLIC HOTELS & RESORTS LIMITED

COMPULSORY ACQUISITION OF SHARES OF REPUBLIC HOTELS & RESORTS LIMITED ("RHR") AND THE DELISTING OF RHR FROM THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

Compulsory Acquisition of Shares in RHR

The Board of Directors of RHR wishes to announce that on 28 August 2002 (the "**Transfer Date**"), M&C Hotels Holdings Limited (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, had exercised its right of compulsory acquisition pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**") to acquire all the issued and fully paid ordinary shares (the "**Shares**") of S$1.00 each in the capital of RHR held by shareholders of RHR who had not validly accepted the voluntary unconditional cash offer by the Offeror for RHR as at the close of the offer at 3.30 p.m. on 2 August 2002 (the "**Dissenting Shareholders**"), at a consideration of S$1.30 in cash for each Share.

On the Transfer Date, RHR had received from the Offeror, a sum representing the consideration payable for the Shares to be acquired from the Dissenting Shareholders, which will be held by RHR in trust for the Dissenting Shareholders pursuant to Section 215(5) of the Companies Act. The Shares held by the Dissenting Shareholders were registered in the name of the Offeror or credited into the securities account of the Offeror, as the case may be, pursuant to Section 215(4) of the Companies Act on the Transfer Date. Pursuant to instructions from the Offeror, RHR has instructed M & C Services Private Limited (the "**Share Registrar**") to despatch to the Dissenting Shareholders on 2 September 2002, remittances in the form of cheques for the appropriate amounts of the consideration payable in respect of the Shares compulsorily acquired from each Dissenting Shareholder, by ordinary post, at their own risk, to the addresses appearing in the records of The Central Depository (Pte) Limited and/or the Share Registrar.

Delisting of RHR

On 26 August 2002, the Singapore Exchange Securities Trading Limited ("**SGX-ST**") confirmed that it has approved in-principle the voluntary delisting of RHR from the Official List of the SGX-ST after the completion of the compulsory acquisition by the Offeror of all the remaining shares held by the Dissenting Shareholders ("**Compulsory Acquisition**"). Accordingly, following the completion of the Compulsory Acquisition, RHR will be delisted from the Official List of the SGX-ST with effect from 9.00 a.m., Monday 2 September 2002.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 28 August 2002 to the SGX

REPUBLIC HOTELS & RESORTS LIMITED

COMPULSORY ACQUISITION OF SHARES OF REPUBLIC HOTELS & RESORTS LIMITED ("RHR") AND THE DELISTING OF RHR FROM THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

Compulsory Acquisition of Shares in RHR

The Board of Directors of RHR wishes to announce that on 28 August 2002 (the "**Transfer Date**"), M&C Hotels Holdings Limited (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, had exercised its right of compulsory acquisition pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**") to acquire all the issued and fully paid ordinary shares (the "**Shares**") of S$1.00 each in the capital of RHR held by shareholders of RHR who had not validly accepted the voluntary unconditional cash offer by the Offeror for RHR as at the close of the offer at 3.30 p.m. on 2 August 2002 (the "**Dissenting Shareholders**"), at a consideration of S$1.30 in cash for each Share.

On the Transfer Date, RHR had received from the Offeror, a sum representing the consideration payable for the Shares to be acquired from the Dissenting Shareholders, which will be held by RHR in trust for the Dissenting Shareholders pursuant to Section 215(5) of the Companies Act. The Shares held by the Dissenting Shareholders were registered in the name of the Offeror or credited into the securities account of the Offeror, as the case may be, pursuant to Section 215(4) of the Companies Act on the Transfer Date. Pursuant to instructions from the Offeror, RHR has instructed M & C Services Private Limited (the "**Share Registrar**") to despatch to the Dissenting Shareholders on 2 September 2002, remittances in the form of cheques for the appropriate amounts of the consideration payable in respect of the Shares compulsorily acquired from each Dissenting Shareholder, by ordinary post, at their own risk, to the addresses appearing in the records of The Central Depository (Pte) Limited and/or the Share Registrar.

Delisting of RHR

On 26 August 2002, the Singapore Exchange Securities Trading Limited ("**SGX-ST**") confirmed that it has approved in-principle the voluntary delisting of RHR from the Official List of the SGX-ST after the completion of the compulsory acquisition by the Offeror of all the remaining shares held by the Dissenting Shareholders ("**Compulsory Acquisition**"). Accordingly, following the completion of the Compulsory Acquisition, RHR will be delisted from the Official List of the SGX-ST with effect from 9.00 a.m., Monday 2 September 2002.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 28 August 2002 to the SGX

MASNET No. 65 OF 28.08.2002
Announcement No. 65

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached file on the various substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the compulsory acquisition by M&C Hotels Holdings Limited ("M&C HHL") on 28 August 2002 pursuant to Section 215 of the Companies Act, Chapter 50, of shares of Dissenting Shareholders who had not as at 3.30 p.m. on 2 August 2002 validly accepted the voluntary unconditional cash offer for all the Shares of the Company made by M&C HHL on 31 May 2002.

RHR SShdr.P

Submitted by Boey Mui Tiang, Company Secretary on 28/08/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 28 August 2002

Date of change of interest (including deemed interest) : 28 August 2002

Circumstance giving rise to the change : Compulsory acquisition by M&C Hotels Holdings Limited ("M&C HHL") pursuant to Section 215 of the Companies Act, Chapter 50, of 10,373,904 ordinary shares in the capital of the Company from dissenting shareholders who had not as at 3.30 p.m. on 2 August 2002 validly accepted the voluntary unconditional cash offer for all the shares of the Company made by M&C HHL on 31 May 2002 ("Acquired Shares").

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						**Holdings of substantial shareholder (including direct and deemed interest)**							
										Deemed				**Direct**			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the change	% of issued share capital	No. of shares held before the change	% of issued share capital	No. of shares held after the change	% of issued share capital	No. of shares held before the change	% of issued share capital	No. of shares held after the change	% of issued share capital	No. of shares held before the change	% of issued share capital	*No. of shares held after the change*	*% of issued share capital*
Changes in Substantial Shareholder's *Interests*	M&C HHL	M&C HHL	Compulsory acquisition by M&C HHL pursuant to Section 215 of the Companies Act, Chapter 50, of the Acquired Shares.	10,373,904	2.070	490,690,008	97.930	501,063,912	100.000	-	0.000	-	0.000	490,690,008	97.930	501,063,912	100.000
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has a deemed *interest in* the Acquired Shares.	10,373,904	2.070	490,690,008	97.930	501,063,912	100.000	490,690,008	97.930	501,063,912	100.000	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has a deemed interest in the Acquired Shares	10,373,904	2.070	490,690,008	97.930	501,063,912	100.000	490,690,008	97.930	501,063,912	100.000	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has a deemed interest in the Acquired Shares	10,373,904	2.070	490,690,008	97.930	501,063,912	100.000	490,690,008	97.930	501,063,912	100.000	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has a deemed interest in the Acquired Shares	10,373,904	2.070	490,690,008	97.930	501,063,912	100.000	490,690,008	97.930	501,063,912	100.000	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL	By virtue of Section 7 of the *Companies Act*, Chapter 50, KH has a deemed interest in the Acquired Shares	10,373,904	2.070	490,690,008	97.930	501,063,912	100.000	490,690,008	97.930	501,063,912	100.000	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.